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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                   FORM 10-QSB
                            FOR PERIOD ENDED 3/31/00


                         PART I. REGISTRANT INFORMATION

BAOA, INC.
555 Whitehall
Atlanta, GA  30381


                        PART II. RULE 12B-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-QSB, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.



                               PART III. NARRATIVE

State below in reasonable detail the reason why Form 10-QSB could not be filed within the prescribed time period:

The registrant's accounting firm required additional time to complete an accurate review of the company's financial statements.



                           PART IV. OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

                         Peter Van Brunt (404) 222-0760


2. Have all the other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                      [X] Yes             [ ] No


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3.      Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                      [ ] Yes             [X] No


BAOA, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   May 15, 2000                  By: /s/ PETER VAN BRUNT
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                                         Peter Van Brunt, President